Geological Report
on the
Malone Property

Grant County, New Mexico, USA

Evolving Gold Corp.
1500 - 885 West Georgia Street
Vancouver, BC
Canada V6C 3E8

Gerald E. Ray, Ph.D.
Registered Professional Geologist, License No. 19503
Province of British Columbia, CANADA

February 20, 2007

Malone Property	February 2007

ii

Malone Property	February 2007

iii

Item 26: List of Figures

(No Item Number): List of Tables

Table 1 – Malone Property Claims	3
Table 2 – Significant Rock Samples Collected by Newmont	17
Table 3 – Rock Samples Collected by Evolving Gold Corp	17
Table 4 - Rock Samples Collected by the Author	19

Malone Property	February 2007

SUMMARY

The Malone property in south-west New Mexico is wholly owned by Evolving Gold Corporation. It consists of 80 lode claims that were staked in February 2005 by Newmont Mining Corporation and covers a rectangular area of 667 Ha, being approximately 4 km long N-S and 1.8 km wide E-W.

The property lies in Grant County, New Mexico in Sections 17-20, and 29 and 30, in T20S and R16W. It is situated approximately 17 miles NE of Lordsburg township, New Mexico, and is easily accessible from State Highway No. 90 which connects Lordsburg and Silver City. At UTM 731915-3597835, approximately 17 miles from Lordsburg, access is made by turning north onto the Mill Canyon Road (Forest Road No. 859). A drive of approximately 3 miles reaches the southern claim boundary.

The Malone mines were historical producers that were first worked in 1884. Production was estimated to be in the order of 15,000 oz gold equivalent by the New Mexico Bureau of Mines and Mineral Resources. All production came from veins in argillized and sericitized granite. Known mineralization at Malone is gold and silver bearing quartz and pyrite with little base metals hosted by veins that cut a fine-grained granite. The most significant mineral deposit in the area is the Tyrone porphyry copper deposit 17.5 km to the northeast.

Previous work on the Malone property was largely confined to rock chip sampling by Newmont geologists, who collected 232 surface samples in 2005. Results of that work suggested gold mineralization may be wider spread in the granite and not only restricted to the known veins, however Newmont decide not to continue exploration at Malone. Evolving Gold Corporation purchased the property on April 26, 2006 for 20,000 USD, while Newmont retained a 2% NSR on any gold production.

Subsequently, Evolving has completed a detailed mapping and sampling exercise, along with air photo, aeromagnetic, and self potential surveys to better define possible bulk tonnage gold targets at Malone. Gold mineralization is closely associated with a fine-grained granite of unknown age hosted by the Proterozoic Burro Granite.

Based on these results, a 2000 meter diamond drilling program is proposed to review the possibility of an granite-hosted stockwork gold system at Malone.

INTRODUCTION AND TERMS OF REFERENCE

Evolving Gold Corp of Vancouver, BC, contracted the author (G.E. Ray) to prepare this 43-101 technical report regarding the company’s recent acquisition of the Malone property in Grant County, New Mexico. The property will be used

Malone Property	February 2007

by Evolving Gold Corp. as a property of merit to list in the TSX-Venture exchange. The author spent three days (3rd to the 5th of May 2006) on the claims accompanied for part of the time by Chris Osterman, Larry Dick and Frank Valenzuela. The geology and many of the old workings were examined and 25 rock grab or chip-channel samples were collected

Units of measurement used in this report are in both Metric and Imperial systems. Analytical results are stated in parts per million (ppm), grams/metric tonne (g/t), ounces per ton (oz/t) or parts per billion (ppb). Distances are in feet or miles (imperial) or metres and kilometers (metric). Element abbreviations used in this report include Au (gold), Ag (silver), Cu (copper), Pb (lead), Zn (zinc), Bi (bismuth) As (arsenic), Cr (chromium), Mo (molybdenum), Hg (mercury) and Sb (antimony.

UTM locations were obtained using a Garmin hand-held GPS and the NAD 27 US datum was used.

DISCLAIMER

This report is not intended to be a guarantee of mineral title, property option or sale agreements, nor is it intended to assess potential environmental, political or legal issues or liabilities. The information contained in this report is not a complete accounting of previous exploration on the Malone property since not all prior data are available to the Author. All locations are subject to survey. Conversions from imperial to metric units are approximate, except assay data.

Despite the presence on the property of numerous pits, trenches and some underground workings, there is very little data readily available regarding this past mining and exploration activity. The author examined two recent reports on the property, one by Hennigh (2004) and another by J.T. Ray (2005). During 2004 and 2005, J.T. Ray and Q. Hennigh collected a large number of rock samples that were assayed for Au, Ag and other elements. Most of these were hand grab samples that tested the precious metal content of various styles of pervasive or structurally controlled alteration in the granitic rocks and quartz veins, as well as material on the many waste dumps. Samples containing up to 17.7 ppm Au and 695 ppm Ag were recorded. The author also obtained a considerable amount of verbal information concerning the claims from Chris Osterman, Exploration Vice President for Evolving Gold Corp.

Malone Property	February 2007

PROPERTY DESCRIPTION AND LOCATION

Location

The Malone property is situated in southwestern New Mexico, approximately 17 miles (27 km) northeast of the town of Lordsburg (Figure 1). The property lies in the southwestern part of Grant County in Sections 17-20 and 29 and 30, of Township 20 S, Range 16 W. The approximate geographic centre of the property lies at 32.5522° north latitude and 108.5267° west longitude.

The Malone property consists of 80 unsurveyed contiguous mining claims covering approximately 667 hectares on Lands administered by the United States Forest Service, US Department of the Interior, as set out in Table 1 below. All claims are active.

Table 1

Malone Property Claims

Evolving Gold Claims	BLM Serial No.	Registered Owner	Expiry Date
MAL 1	NMMC 171758	Evolving Gold Corp	September 1, 2007
MAL 2	NMMC 171759	Evolving Gold Corp	September 1, 2007
MAL 3	NMMC 171760	Evolving Gold Corp	September 1, 2007
MAL 4	NMMC 171761	Evolving Gold Corp	September 1, 2007
MAL 5	NMMC 171762	Evolving Gold Corp	September 1, 2007
MAL 6	NMMC 171763	Evolving Gold Corp	September 1, 2007
MAL 7	NMMC 171764	Evolving Gold Corp	September 1, 2007
MAL 8	NMMC 171765	Evolving Gold Corp	September 1, 2007
MAL 9	NMMC 171766	Evolving Gold Corp	September 1, 2007
MAL 10	NMMC 171767	Evolving Gold Corp	September 1, 2007
MAL 11	NMMC 171768	Evolving Gold Corp	September 1, 2007
MAL 12	NMMC 171769	Evolving Gold Corp	September 1, 2007
MAL 13	NMMC 171770	Evolving Gold Corp	September 1, 2007
MAL 14	NMMC 171771	Evolving Gold Corp	September 1, 2007
MAL 15	NMMC 171772	Evolving Gold Corp	September 1, 2007
MAL 16	NMMC 171773	Evolving Gold Corp	September 1, 2007
MAL 17	NMMC 171774	Evolving Gold Corp	September 1, 2007
MAL 18	NMMC 171775	Evolving Gold Corp	September 1, 2007
MAL 19	NMMC 171776	Evolving Gold Corp	September 1, 2007
MAL 20	NMMC 171777	Evolving Gold Corp	September 1, 2007
MAL 21	NMMC 171778	Evolving Gold Corp	September 1, 2007
MAL 22	NMMC 171779	Evolving Gold Corp	September 1, 2007
MAL 23	NMMC 171780	Evolving Gold Corp	September 1, 2007
MAL 24	NMMC 171781	Evolving Gold Corp	September 1, 2007

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Evolving Gold Claims	BLM Serial No.	Registered Owner	Expiry Date
MAL 25	NMMC 171782	Evolving Gold Corp	September 1, 2007
MAL 26	NMMC 171783	Evolving Gold Corp	September 1, 2007
MAL 27	NMMC 171784	Evolving Gold Corp	September 1, 2007
MAL 28	NMMC 171785	Evolving Gold Corp	September 1, 2007
MAL 29	NMMC 171786	Evolving Gold Corp	September 1, 2007
MAL 30	NMMC 171787	Evolving Gold Corp	September 1, 2007
MAL 31	NMMC 171788	Evolving Gold Corp	September 1, 2007
MAL 32	NMMC 171789	Evolving Gold Corp	September 1, 2007
MAL 33	NMMC 171790	Evolving Gold Corp	September 1, 2007
MAL 34	NMMC 171791	Evolving Gold Corp	September 1, 2007
MAL 35	NMMC 171792	Evolving Gold Corp	September 1, 2007
MAL 36	NMMC 171793	Evolving Gold Corp	September 1, 2007
MAL 37	NMMC 171794	Evolving Gold Corp	September 1, 2007
MAL 38	NMMC 171795	Evolving Gold Corp	September 1, 2007
MAL 39	NMMC 171796	Evolving Gold Corp	September 1, 2007
MAL 40	NMMC 171797	Evolving Gold Corp	September 1, 2007
MAL 41	NMMC 171798	Evolving Gold Corp	September 1, 2007
MAL 42	NMMC 171799	Evolving Gold Corp	September 1, 2007
MAL 43	NMMC 171800	Evolving Gold Corp	September 1, 2007
MAL 44	NMMC 171801	Evolving Gold Corp	September 1, 2007
MAL 45	NMMC 171802	Evolving Gold Corp	September 1, 2007
MAL 46	NMMC 171803	Evolving Gold Corp	September 1, 2007
MAL 47	NMMC 171804	Evolving Gold Corp	September 1, 2007
MAL 48	NMMC 171805	Evolving Gold Corp	September 1, 2007
MAL 49	NMMC 171806	Evolving Gold Corp	September 1, 2007
MAL 50	NMMC 171807	Evolving Gold Corp	September 1, 2007
MAL 51	NMMC 171808	Evolving Gold Corp	September 1, 2007
MAL 52	NMMC 171809	Evolving Gold Corp	September 1, 2007
MAL 53	NMMC 171810	Evolving Gold Corp	September 1, 2007
MAL 54	NMMC 171811	Evolving Gold Corp	September 1, 2007
MAL 55	NMMC 171812	Evolving Gold Corp	September 1, 2007
MAL 56	NMMC 171813	Evolving Gold Corp	September 1, 2007
MAL 57	NMMC 171814	Evolving Gold Corp	September 1, 2007
MAL 58	NMMC 171815	Evolving Gold Corp	September 1, 2007
MAL 59	NMMC 171816	Evolving Gold Corp	September 1, 2007
MAL 60	NMMC 171817	Evolving Gold Corp	September 1, 2007
MAL 61	NMMC 171818	Evolving Gold Corp	September 1, 2007
MAL 62	NMMC 171819	Evolving Gold Corp	September 1, 2007
MAL 63	NMMC 171820	Evolving Gold Corp	September 1, 2007
MAL 64	NMMC 171821	Evolving Gold Corp	September 1, 2007
MAL 65	NMMC 171822	Evolving Gold Corp	September 1, 2007
MAL 66	NMMC 171823	Evolving Gold Corp	September 1, 2007
MAL 67	NMMC 171824	Evolving Gold Corp	September 1, 2007
MAL 68	NMMC 171825	Evolving Gold Corp	September 1, 2007
MAL 69	NMMC 171826	Evolving Gold Corp	September 1, 2007
MAL 70	NMMC 171827	Evolving Gold Corp	September 1, 2007
MAL 71	NMMC 171828	Evolving Gold Corp	September 1, 2007
MAL 72	NMMC 171829	Evolving Gold Corp	September 1, 2007

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Evolving Gold Claims	BLM Serial No.	Registered Owner	Expiry Date
MAL 73	NMMC 171830	Evolving Gold Corp	September 1, 2007
MAL 74	NMMC 171831	Evolving Gold Corp	September 1, 2007
MAL 75	NMMC 171832	Evolving Gold Corp	September 1, 2007
MAL 76	NMMC 171833	Evolving Gold Corp	September 1, 2007
MAL 77	NMMC 171834	Evolving Gold Corp	September 1, 2007
MAL 78	NMMC 171835	Evolving Gold Corp	September 1, 2007
MAL 79	NMMC 171836	Evolving Gold Corp	September 1, 2007
MAL 80	NMMC 171837	Evolving Gold Corp	September 1, 2007

The above claims are collectively called the Property as depicted in Figure 2.

Purchase Agreement

On 17 April 2006, Newmont Mining Corporation (Newmont) quit claimed the MAL 1-80 group of claims to Evolving Gold Corp. in exchange for an initial payment of 10,000 USD and a second payment of 10,000 USD after one year. Additionally, Newmont is entitled to a 2% NSR on all gold production. The quit claim agreement has been registered in the Grant County courthouse, the BLM office in Santa Fe and the claims transferred to Evolving Gold Corporation. The annual maintenance has been paid for 2007 and all claims are current until August 31, 2007.

Surface Rights

The Malone property lies within the Gila National Forest. Surface rights at Malone are vested with the U.S. Forest Service. The Forest Service maintains graded access roads across the property. Provided that environmental permits are applied for and obtained from the Gila National Forest, surface access is, generally, not a problem on U.S. federal lands.

Environmental Permitting

Environmental permitting is required for advanced exploration activities such as trenching, road building and drilling. Evolving Gold Corp. has contracted biological, botanical and archeological studies and submitted them along with a “Plan of Operations” application to the Gila National Forest in Silver City, NM. The New Mexico Energy, Minerals and Natural Resources Department, Mining and Minerals Division, also requires a “minimal impact exploration permit application” be filed at the state capitol in Santa Fe. Expected permitting for drilling is likely to take two months to obtain. Bonds for reclaimation of roads and drillsites are required by the Forest Service.

Malone Property	February 2007

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Malone property is located approximately 17 miles northwest of Lordsburg and is accessible from State Route 90. At UTM Zone 12 731915E, 3597835N, approximately 17 miles from Lordsburg, a turn is made to the north onto the Mill Canyon Road (No. 859). A drive of approximately 3 miles reaches the southern claim boundary close to UTM 3602000N.

Southwestern New Mexico has a continental, semi-arid climate. Average temperatures at the Tyrone mine are 72°F in the summer and 36°F in the winter, but daily variations may be as much as 60°F. Yearly precipitation is 16 inches at Tyrone. Most of the rainfall comes in July, August and September as scattered thundershowers. Snowfall is normally light, except in higher elevations.

Accommodations and provisions are readily available in both Silver City and Lordsburg. Silver City is a major mining center. The property lies only 3 miles from the paved State Highway 90 where a high voltage electrical power transmission line is located. The claims have a good network of graded and ungraded dirt roads. There is very little surface water, but there are bores in the district that are used by ranchers to access the plentiful subsurface water.

The Malone property lies in a district of basin and range topography, that is characterized by wide (>3 km) stretches of flat, alluvial-covered semi-desert plains that alternate with elongate stretches of rocky hills and escarpments. The semi-desert vegetation is sparse, consisting of Bear grass, yucca, and cactus in the lower elevations and pinon pine, ponderosa pine, and oak at higher elevations. Elevations on the claims range from 5600 feet up to 6500 feet. The topography is dominated by the N-S trending Brock Ridge whose highest point (Mill Hill) reaches 6500 feet. This ridge represents a west facing escarpment that is underlain by a moderate to steep east-dipping sequence of Tertiary volcanic tuffs. Immediately west of the escarpment there is a flat desert plain that extends further westwards outside the property for at least 3 km. Most of this plain is occupied by thick alluvial and talus surficial deposits; rock outcrop across the plains is rare. However, some pre-Cambrian granitic rocks are exposed immediately west of, and below the Brock Ridge escarpment. The claims cover a 3.5 km-long portion of this N-S trending belt of exposed granitic rocks which hosts Au-Ag mineralization that is the focus of current exploration.

Malone Property	February 2007

HISTORY

According to Gillerman (1964), mining of turquoise took place near the Tyrone copper deposit by native American tribes. Historically, the Spaniards began mining native copper from Tyrone in 1801, shipping the metal to Chihuahua and Mexico City for use in Mexican coinage. Reportedly, four million pounds of copper were supplied to Mexican mints. During American colonization, Robert and John Metcalf rediscovered copper and turquoise in the Tyrone area in 1871, but hostile Indians prevented further work, until “Turquoise John” Coleman located claims in the area in 1875. Subsequently, turquoise mining became quite widespread around the present day Tyrone mine.

In 1884, John B. Malone discovered gold on the west flank of the Little Burro Mountains. Gillerman (1964) reported that about $300,000 in gold and minor silver was produced before 1900 from the district which now bears his name. This metal production at $20 per ounce gold, the fixed price at that time, would yield 15,000 oz of gold equivalent. In the 1930’s, a higher gold price spurred renewed interest in the Malone area and resulted in additional underground exploration activities, but little production. The following section from Gillerman (1964) describes the Malone mineralization.

“The veins are fissure fillings of gold-bearing quartz and pyrite. Chalcopyrite, galena, and sphalerite are sparingly present and were observed on the surface of the dump at the old Patanka shaft. The gold is exceedingly fine and can be detected only by analysis. Sericitization, kaolinization, and hematitic alteration of the granite adjacent to the veins is characteristic. The hematitic alteration especially is associated with high gold values. In 1947, the workings were systematically sampled. Although some of the samples were very good, they showed that the ore was spotty and that the high grade pods were small. Thirteen samples showed an average vein width of 3 feet and contained 0.778 ounces of gold and 25.55 ounces of silver a ton.

Many fractures are mineralized, and in some areas of closely spaced fractures, the granite between them is also mineralized”.

Subsequent to Gillerman’s report, three drill holes were collared at the Patanka mine, however the history and results of those holes are not known.

In 2005, Newmont Gold Corporation staked the MAL 1-80 claims with the concept that mineralization in the granite may be related to an alkali gold system. Q. Hennigh and J.T Ray, Newmont geologists, collected 225 samples which were analyzed for gold, silver, and trace elements. Of those, 34 samples contained in excess of 1 gpt gold. Newmont decided at that point to vend the property to Evolving Gold Corp.

Malone Property	February 2007

GEOLOGICAL SETTING

Regional Geology

Rocks in western Grant County, New Mexico are divisible into three major groups based upon age and petrology. They are Precambrian metamorphic and plutonic rocks, Late Cretaceous and Tertiary volcanic rocks, and Late Tertiary and Quaternary consolidated and unconsolidated gravels. The Precambrian rocks crop out mostly in the mountains in the southern part of western Grant County, whereas the volcanic rocks are widespread in the north. Many of the boundaries that delimit the area of outcrop of these three major rock types are prominent northwest-trending zones of structural weakness.

Regionally, the Malone claims lie in a zone of northerly to N-W trending Basin and Range structures that lie off the SE flank of the Colorado Plateau (J.T. Ray, 2005). Unlike other mountain ranges in the region, Phanerozoic sediments are absent in the vicinity of the property, probably because of local non-deposition due to prolonged positive relief (J.T. Ray, 2005). Extensional faulting and rifting during mid and late Tertiary times was accompanied by continental volcanism. Extensive and thick volcanic units were laid down throughout the region, and these were dominated by rhyolite tuffs and flows, although some rhyolitic domes are reported (Callaghan, 1953). Basin and Range faulting probably became more active as volcanism subsided. The Tertiary and Quaternary gravels then filled the structural basins.

Property Geology

Rock outcrops on the western portion of the Malone claims are uncommon due to extensive basin-fill alluvium. The exposed geology on the property mainly comprises a package of northerly striking and easterly dipping Tertiary age volcaniclastics (Figure 3). These rocks overlie a highly leucocratic Precambrian granitoid basement, locally known as the Burro Granite, although the nature of the contact between these two rock types is uncertain. The volcaniclastics are erosionally resistant and outcrop extensively along a NNW trending escarpment named Brock Ridge. By contrast, the older granitoids are generally erosionally recessive and are only seen in a relatively narrow belt immediately west of the volcaniclastics and Brock Ridge escarpment.

Malone Property	February 2007

The Precambrian basement includes several generations of intrusive granitic rocks that range from fine to extremely coarse grained and pegmatitic. These rocks are generally highly leucocratic and massive textured. Many are cut by several sets of brittle planar structures, some of which contain quartz ± feldspar ± pyrite veins up to 2 metres thick. Locally the hosting granitoids are extensively and pervasively overprinted and bleached by clay-sericite ± silica ± pyrite alteration, as well as being stained or coated by Fe and Mn oxides.

Although some thin chalcedonic and calcite veining cuts the younger volcanics, to date Au-Ag mineralization has only been identified in the Precambrian granitoids. The precious metal mineralization can occur in the planar quartz veins, as well as in the wider quartz vein stockworks and stringer zones (Figure 4). As gold and silver may also be present in some of the shattered, pyrite-bearing granitoids, these areas should be test-sampled. The stockwork zones and areas with pyritic and densely fractured rocks also warrant exploration as targets for bulk mining.

Volcanic Rocks

The NNW trending Brock Ridge escarpment (Figures 5) is underlain by a thick package of largely volcaniclastic rocks that range in color from white to pale grey to dark brown to maroon. They include dust, ash and lapilli tuffs as well as some epiclastic sediments and possible thin volcanic flows. Compositionally, they appear to be mostly dacite-rhyodacite, although some darker andesitic rocks are present. When viewed from a distance these escarpment rocks are seen to be thickly layered, although on outcrop scale they are generally massive. Throughout the claims, the volcanic package dips easterly, generally at between 35 and 55 degrees. However, immediately north of the claims some thickly layered tuffs appear to dip either vertically or very steep westerly.

The lapilli tuffs range from monomictic to polymictic, with the latter containing sub-rounded to angular fragments of massive to flow-banded dacite, quartz and feldspar fragments, and lesser clasts of andesite. Some rare fragments with fiamme were also seen. The volcanics are presumed to be of continental magmatic origin, and the presence of some maroon colored rocks, fiamme and local bedding indicates that they were deposited in a shallow water to subarial environment.

Precambrian Granitic Rocks

These are best seen on low ground immediately west of the Brock Ridge escarpment where they outcrop discontinuously as a northerly trending and narrow belt of altered and shattered intrusive rocks. Several different generations of highly leucocratic granitoids are recognized; these occur as large intrusions and thin dikes. When fresh, these rocks range from very pale brown to pale pink in color. However, in many places where faulting or widespread

Malone Property	February 2007

fracturing is seen, the granites are strongly bleached by clay-sericite-silica alteration or stained by secondary red-yellow Fe (hematite-jarosite-goethite) or black Mn oxides.

Texturally, the granitoids are massive and range from equigranular to coarsely porphyritic with the latter containing large crystals, up to 1 cm long, of quartz and/or pink K spar. Most of the intrusive phases are quartz-rich, and the most common mineralogy is quartz, plagioclase and K-spar. Mafic minerals are very rare, and when present consists of highly to totally choritized biotite, with possible trace remnant hornblende. Compositionally these rocks are believed to be mostly granite with minor granodiorite and possibly some quartz syenite and quartz diorite. In some cases the rocks are pegmatic with large pink K spar crystals up to 3 cm in length.

The following two common types of granitic rocks were identified:

Type 1: This comprises a coarse to very coarse grained massive and quartz-rich granite that may rarely contain up to 5 % chloritized biotite and possible lesser amphibole. It ranges from weakly to strongly feldspar porphyritic, and may locally contain abundant large K spar crystals. When weathered it has a crumbly and rotted appearance.

Type 2: This is a fine to coarse grained quartz-rich granite that commonly has a pale grey bleached color due to pervasive clay-sericite alteration. It tends to be less feldspar porphyritic than the Type 1 granite above. At several locations, such as close to Patenke Mine (UTM 732277-3603016), the Type 1 granite is cut by dikes of Type 2 material. Elsewhere, such as in the open pit at 732296 –3604138, the two granite types are often separated by a planar fault structure that may contain one or more quartz veins.

Several other granitic rocks were identified, but their age and genetic relationship to Types 1 and 2 are unknown. These include fine grained and quartz-rich dikes of aplite and dacite-microgranite, as well as dikes and larger bodies of quartz and K spar rich pegmatite. The aplite-dacite-microgranite dikes may represent a variety of the Type 2 granites.

STRUCTURE

General Statement

The structural-geological history of the claims area and its relationship to the hydrothermal mineralization is poorly understood. This is due to the uncertainty of the true nature of the volcanic-granite contact and the unknown age of the Au-Ag mineralization.

Malone Property	February 2007

Regional Structure

The transition zone between the Colorado Plateau and Basin and Range structures is a northwest-trending structural belt that is 50-60 miles wide (J.T Ray, 2005). The western part of this “Gila Block” has been uplifted and tilted to the east by a series of northwest-trending normal faults (Trauger, 1965). The Mangas Trench is a graben (or half graben) that divides the Gila Block into two nearly equal parts. The west side of the Mangas Trench is well defined topographically by the Big Burro Mountains. In cross section, Drewes et al (1985) shows the Knight Peak fault 20 km west of, and parallel to, the Mangas Fault. The Knight Peak fault is a west-dipping normal structure occurring 4-5 kilometers east of Brock Ridge. It is apparently responsible for the eastward tilting of the Tertiary volcanics and the volcanic-granite contact.

Structures on the Property

The structural history of the claims is poorly understood, as is its temporal relationship to the intrusions, the volcanics and the gold-silver mineralization. Structures on the property are dominated by brittle faulting and block tilting, as evident from the easterly dip of the younger volcanics. No small scale folds were noted and all the igneous rocks are unfoliated. The only observed structures are planar brittle faults and fractures that were probably related to the regional extension that accompanied the formation of the grabens and half-grabens. The claims are believed to overlie the fault-zone boundary of one graben; the 35 to 55 degree easterly dip of the volcanics shows that most of the graben-related movement in this area involved easterly tilting and down-dropping.

The author took over 50 azimuth-dip measurements of the planar structures seen on the claims, and Rose diagrams of the various structures are presented in Figure 3. All these structure cut the older granitic basement rocks; the volcanics along the Brock Ridge were not examined in detail and thus no structures in these were measured. The following basement structures were seen.

1.

Major brittle faults that range up to 3 meters thick, although widths of between 10 cm and 1 meter are more common. These are generally steep to sub-vertical (60 to 90 degrees), and dip directions are variable although most of the E-W and ESE striking faults dip steeply north. Breccia textures and fault gouge is common and many are spatially associated with either one or more planar quartz veins, as well as pervasive silicification, clay-sericite alteration and Fe and/or Mn oxide staining. Some of these brittle faults are marked by horizontal to moderately-dipping slickenslides,

Malone Property	February 2007

although it was not possible to determine the overall offset direction of the trans-current movements. Rose diagram plots on these larger brittle faults show the presence of several sets, the most common of which has an average azimuth of 115 degrees (ESE-WNW). Less common sets strike E-W (azimuth 095 degrees) and north to NNE.

2.

Thin, often hair line fractures that may be spaced between 1 cm to 50 cm apart. These are mostly sub-vertical inclined and they tend to occur in areas where the granitic rocks have undergone brittle shattering. They range from being highly planar and joint-like, to irregular and cross cutting. Many are stained with jarosite- hematite, and in some cases they contain small amounts of remnant pyrite. In some outcrops (at UTM 731997-3604113 for example), there are at least 3 sets, including one that is more moderately dipping (40-45 degrees). In most cases however, two sets are seen with average azimuths of 095 and 125 degrees.

3.

Planar structures containing veins and dikes of either fine-grained granitic aplite or very coarse grained K-spar-rich pegmatites. These intrusives are probably related to the basement granite and are believed to be considerably older than the quartz veins. Rose diagram plots shows several sets. One strikes ESE similar to an important set of major faults and minor fractures. However, one important set of dike-controlling structures trends 145 degrees (NW-SE) which is not seen in either the major faults or minor fractures. It is likely that this NW-SE set represents old structures that were present during the late stages of the granite formation.

Structural and age relationships

The true nature of the volcanic-granite contact is unknown, as is the age of the brittle structures and the gold-silver mineralization. These questions need to be answered in order to fully understand the controls of mineralization. Regarding the nature of the volcanic-granite contact, the following three models are possible:

Model 1: The volcanics overlie the granite basement either conformably or unconformably. This idea was supported by J.T. Ray (2005) largely due to the apparent absence of any gold-silver mineralization and hydothermal alteration in the volcanics. If correct, this model implies that the mineralization predates the volcanic cover and is probably related to the Pre-Cambrian granitic intrusions. It would also follow that the basement-cover contact on the claims dips easterly, subparallel to the volcanic layering.

Malone Property	February 2007

Model 2: The contact represents either a shallow east dipping thrust or extensional gravity slide detachment fault structure. However, I saw no structural evidence to support this model.

Model 3: The volcanic-granitic contact represents a fault zone that has controlled the gold-bearing quartz veins, a model suggested by Gillerman (1964), as quoted by J.T. Ray (2005). With modification, I support this model and suggest the following geological and structural history for the claims area:

1.	Unconformable deposition of the Tertiary volcanics on a peneplaned granitic basement, possibly co-eval with incipient graben structures.

2.

Continued down-dropping movement along a steeply east-dipping structure that formed the western margin of a graben; movement resulted in easterly tilting of the volcanics. This was accompanied by fault-controlled mesothermal and epithermal mineralization that cut both the granites and younger volcanics.

3.	Continued graben down-dropping resulting in the mineralized granites to the west being juxtaposed against unaltered volcanics further east.

If the Model 3 is correct, it suggests the following:

1.	The main granite-volcanic structural contact is steep east dipping.

2.

The Malone gold-silver mineralization is not related to the granite intrusions but is instead controlled by sets of splay and cross-faults related to an extensional graben structure. Mineralization may be either coeval with, or post-date the Tertiary volcanics.

3.

The volcanic rocks east of the structure could host epithermal mineralization, although this may be too deep to be economically viable. It also suggest that additional sub-surface exploration should be done over the alluvium-covered plains west of Brock Ridge where other related subsidiary mineralized structures may cut the granitic rocks.

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DEPOSIT TYPES

Ore Deposit Model

The characteristics of the Malone Au-Ag mineralization include (i) it is hosted by discreet quartz veins as well as quartz stockworks and stringer zones, (ii) small, widely scattered vuggy cavities lined with small quartz crystals are seen in some veins, together with rare comb textures, (iii) mineralization is associated with pervasive clay, sericite, ± silica ± pyrite alteration, (iv) the veins are generally sulfide–poor (<6%) and the main sulfide is pyrite, (v) there is a general lack of significant base metal mineralization, although J.T. Ray (2005) reports some sporadic chalcopyrite, and assays suggest sporadic galena and sphalerite, (vi) the granite host-rocks adjacent to some veins contain alteration envelopes with silica, clay-sericite, minor disseminated pyrite (<2%) and some gold-silver. These latter zones may have a bulk tonnage potential. Geochemically, the gold and silver correlates positively with Pb, As and Sb, but shows no association with Hg, Bi or Zn.

Some Malone veins have a weakly epithermal character, although most appear to have formed at a relatively greater depth, possibly close to or immediately below the epithermal-mesothermal transition. Worldwide such mesothermal quartz vein deposits are a major source of Au, although some contain byproduct Ag and Cu. The Au-bearing fluids may be related to tectonically or seismically driven metamorphic processes or, as is probably the case at Malone, to late-igneous volcanic-magmatic hydrothermal systems.

Generally these deposits comprise Au-bearing quartz veins and veinlets that most commonly have only minor sulphides. They crosscut a wide variety of host-rocks and many are localized along regional faults and related splays, or within or adjacent to more brittle rocks such as intrusive bodies. Wallrock alteration is typified by silica, pyrite and sericite-muscovite within a broader carbonate halo. On a deposit scale, veins may form within fault and joint systems, as well as along second and third-order splays. Typically, many occur as en-echelon veins on all scales. Lower grade bulk-tonnage styles of mineralization may develop in stock-work zones or in areas marginal to the veins where the Au is associated with disseminated sulphides.

Worldwide, the ore mineralogy in these deposits includes native gold, pyrite and arsenopyrite with variable but lesser galena, sphalerite, chalcopyrite, pyrrhotite, tellurides, scheelite, bismuth, cosalite, tetrahedrite, stibnite, molybdenite, gersdorffite (NiAsS), bismuthimite (Bi2S2), tetradymite (Bi2Te2S). The gangue includes quartz, carbonate (ferroan-dolomite, ankerite ferroan-magnesite, calcite, siderite), albite, mariposite (fuchsite), sericite, muscovite, chlorite, tourmaline and graphite. The alteration is marked by variable amounts of silicification,

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pyritization and potassium metasomatism, which generally occurs adjacent to veins.

Exploration Criteria

The vein deposits may be difficult to economically evaluate due to a "nugget effect"; hence the adage: “drill for structure, drift for grade”. However, bulk tonnage deposits can be more readily evaluated by drilling. Exploration methods include rock, soil and stream sediment sampling for elevated values of Au, Ag, As, Sb, K, Li, Bi, W, Te and B ± (Cd, Cu, Pb, Zn and Hg). Areas of alteration may be indicated by negative magnetic anomalies due to the destruction of magnetite as a result of carbonate alteration. Worldwide, typical grades and tonnages of individual deposits average 30 000 tonnes with grades of 16 g/t Au and 2.5 g/t Ag (Berger, 1986), but on the Canadian Shield they range from 1 to 6 Mt at grades of 7 g/t Au.

MINERALIZATION

The Malone gold-silver mineralization is mainly hosted by planar quartz veins and irregular quartz stockworks and stringer zones. In addition, some wide areas of fracturing with silicification and disseminated pyrite may represent good bulk tonnage targets. Assays indicate the mineralization is associated with a weak to very weak enhancement of As, Bi, Sb, Hg and Cu, as well as sporadically high quantities of Pb and Zn (the latter probably due to the presence of galena and sphalerite).

As is proved at the sampled open pit (Figure 6) some of the extensive silica-vein stockwork envelopes around the veins carry some Au and Ag. However, little methodical work has been done to test this bulk tonnage potential. Assay chemistry suggests the gold is free although nothing is known about the size of the gold grains, or whether they are spatially associated with a particular mineral such as pyrite or quartz. Positive Au:Ag correlations suggest some of the silver is held in the lattice of the gold grains, and it is also likely that some electrum is present. It is not known whether some gold and silver is chemically locked in the lattices of pyrite or any other sulfides, and some of the granite-bearing pyritic zones should be systematically tested for precious metals. Minor chalcopyrite mineralization is reported by J.T. Ray (2005) although one extensive program involving the collection of 178 grab samples only recorded values up to 1320 ppm Cu. In addition, this earlier sampling program indicated maximum values of 17.7 ppm Au, 695 ppm Ag, 148 ppm As, 112 ppm Bi, 0.87 ppm Hg, 62 ppm Sb and 1.59% Zn.

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EXPLORATION

Geological Mapping

Ballman (1960) mapped the Knight Peak Area which is the most detailed published map of the Malone area. Newmont carried out a reconnaissance level surface mapping program and Evolving Gold Corp. mapped mineralized areas area in detail and constructed cross-sections through potential drill sites. The author mapped and sampled an open pit at UTM 732296-3604138 in order to determine whether the altered and silicified granite adjacent to a vein structure carries precious metals. The open pit measures approximately 45 feet E-W by 25 feet N-S. Its southern edge lies close to an easterly to ESE trending fault zone that dips 55 to 60 degrees north. At the SE corner of the pit this zone contains a 30 to 45 cm grey to white vuggy and fractured quartz vein that is locally pyritic. The pyritic vein is seen in a small isolated outcrop in the pit-bottom, and at the SW corner of the pit the fault and vein appears to have splayed into two structures.

The fault zone and vein separates Type 1 granite to the south from Type 2 rocks to the north. The Type 2 granite is bleached, clay-sericite altered and locally silicified with thin quartz stringers. On the western and eastern margins of the pit this rock is cut by quartz stringer and stockwork zones. The much coarser grained Type 1 granite further south is also locally silica flooded with quartz veinlets, up to 5 cm thick, as well as abundant black Mn oxide staining along fractures.

Geochemical Sampling
During 2005, Newmont took a series of 225 rock chip samples over the Malone claim area and analyzed those variously for gold, silver and a suite of elements. Forty seven of those samples where analyzed for gold and silver by fire assay, the remainder by ICP. Of the entire suite, 34 of the 225 samples contained gold in excess of 1 ppm. Within the samples fire assayed, those which contained over 1 ppm gold are presented in Table 2. Assay results and sample distribution for gold, silver, arsenic, and lead in rock chip samples are presented in Figures 7, 8, 9 and 10 respectively.

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Table 2
Significant Rock Samples Collected by Newmont

SAMPLE NUMBER	SAMPLE DESCRIPTION	GOLD (ppm)
16031	Lower most Patenke Mine adit; sulfide impregnated breccia (5-7% mostly pyrite + traces cpy). Matrix looks igneous - possible quartz latite; clasts are largely fine-grained granite.	23.8
16004	Fine sintery qtz; botryoidal iron oxide with qtz eyes; precipitated on E-W fault plane.	4.56
16026	2m channel chip adj to 16025: as 16025 with minor aplite dike. 75% coarse granite with 25% vein (strongly bleached with hematite	3.38
16047	staining and open space quartz and feox); vein strikes ENE (072); should be highest grade of this zone); 2.6m channel chip.	2.97
16015	Silicified zone (NW 340) from dump of decline: 30-45cm wide structure with sugary to crystalline clear qtz with late fractures and feox - no open space qtz seen.	2.64
16003	Silicified fault zone; subangular clasts to cobble size, in indurated silica cemented breccia; zone strikes E-W; sulfide in veinlets and minor copper staining; local vuggy qtz.	2.60
16029	Miscellaneous dump grab samples of strongly bleached granite and vein quartz (sugary replacement type).	1.63

Evolving Gold geologists took an additional 31 rock chip samples around the areas outlined by the better results of the Newmont sampling. Results are presented in Table 3. Of significance were seven rock chip samples of argillized granite over 1 ppm gold from different areas. Lead values in these and the other samples were in the multi-1000 ppm range.

Table 3
Rock Samples Collected by Evolving Gold Corp.

SAMPLE NUMBER	SAMPLE DESCRIPTION	GOLD (ppm)	SILVER (ppm)
80211	Dump in welded tuff about 2000 tonnes, probably from a caved adit just east of granite contact, 30 cm druzy and chalcedonic qtz w/MnOx.	0.2	82
80212	Same sample as 80211 this sample coarse quartz of chalcedony, no manganese.	0.1	63
80213	N12°E, 1 m wide outcrop of chalcedony with open spaces, stained black with MnOx, semi-massive in part, sampled before by Newmont, adit in tuff footwall.	0.26	78
80214	N30°E, 80°E fine grained granite dyke 70cm wide in coarse grained granite both bleached and argillized. Dump sample of fine grained granite, minor FeOx in vuggy qtz.	0.76	202
80215	Shaft 1 by 2 by 4m deep, pit dump coarse granite also argillized.	1.83	288
80216	Dump sample, purple flourite and FeOx in coarse granite	0.61	138

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SAMPLE NUMBER	SAMPLE DESCRIPTION	GOLD (ppm)	SILVER (ppm)
	and qtz veinlets.
80217	MnOx stained granite on small dump prospect pit.	0.29	14
80218	N30°W 70°E, 10m deep 2 by 2m shaft, wide chalcedonic vein in coarse granite, pit below this contained 3 gpt Au in N50°E, 85° N shear.	<0.05	26
80219	Location of 3 and 10 gpt Au sample from Hennigh, deep shaft in fine grained granite, white rock due to leaching, N55°W, 65°E pit but no defined vein, jarosite coated granite.	5.99	208
80220	From pit in dump near sample 80219, coarse grained w/ minor white qtz veining and abundant jarosite, argillic alteration.	0.07	9
80222	Dump from deep shaft in argillized granite, coarse grained jarosite and chalcedonic flooding of granite, composite sample of siliceous and argillized granite.	0.78	57
80223	Stockpile dump from hilltop prospect, granite argillized with FeOx from pit.	2.83	553
80232	1 m panel sample over N60E MnOx fractures in coarse grained granite FeOx staining along fractures over granite.	0.38	18
80233	1 m chip channel to west of adit FeOx stained coarse grained granite.	2.12	107
80234	4 m chip channel across face east of adit, argillized granite.	0.34	48
80235	4 m chip channel across face east of adit, argillized granite.	1.46	29
80236	5 m chip channel across face east of adit, argillized granite.	0.31	33
80237	5 m chip channel across face east of adit, argillized granite.	7.81	168
80238	Fault surface FeOx and MnOx breccia.	0.39	<5
80239	4 m chip channel along N60W fault surface.	4.22	270
80240	N60E fracture zone 30 cm wide along N60W, 55N fault surface.	0.98	41
80241	N80W fracture surface and prospect pit coarse grained granite with gossanous fractures.	0.07	9
80242	Prospect pit 1-2 m in fine-grained granite N60E fractures limonite and jarosite.	0.1	<5
80243	Prospect pit below previous fine grained granite argillized with FeOx on fract surfaces.	0.25	<5
80244	Argillized fine grained granite w/ MnOx, faulted extension of canyon fault to east. MnOx from Diabase dike.	0.17	6
80245	Rhyolite dike w/ FeOx at entrance of caved adit	0.38	26
80246	Qtz veinlets in coarse grained argillized granite along fresh bench, 2-4 mm.	0.07	63
80247	N62E set of veinlets from 2-4 cm wide, face is 2m wide, location of a 4 gpt Au Hennigh sample.	<0.05	<5
80248	Broken muck above open cut, quartz and limonite in granite.	0.86	84
80249	Dump duplicate sample.	2	139
80251	Argillized granite from the Patanke adit, grab from sidewall.	<0.05	<5

A series of 8 foot-long chip samples were collected by the author around the margin of the previously discussed pit (Figure 6). Samples GRM-5, 6, 7, 8, and 9 were taken from the coarser grained Type 1 granite whereas samples GRM-1, 2,

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3 12 and 13 were collected from the bleached and finer grained Type 2 granite. Both granites are hydrothermally altered with quartz stockworks, fracturing and some Fe oxide staining. Parts of the Type 1 granite along the southern margin of the pit has fractures with abundant black Mn oxide staining. Samples GRM-4, 10, and 11 sampled the pyrite-bearing quartz veins exposed in the SE and SW corners of the pit, as well as the immediately adjacent granite host rocks. This ESE trending, north dipping zone of faulting and quartz veining separates the two granite types from one another. Individual veins reach 45 cm in thickness.

The assay results of the 13 samples taken from the pit are shown in Table 4. These demonstrate that not only is the narrow zone of fracturing and veining enriched in precious metals, but the stockwork-veined Type 1 granite adjacent to the zone (samples GRM-5 and 6) has enhanced values up to 0.095 oz/t Au and 10 oz/t Ag. This indicates that other stockwork zones on the property should be tested for their bulk tonnage potential.

Table 4
Rock Samples Collected by the author

SAMPLE NUMBER	SAMPLE DESCRIPTION	GOLD (ppm)	SILVER (ppm)
GRM-01	Pale grey med-cs grained bleached granite (Type 2) with strong clay-sericite altn & jarosite; thin qtz blebs & veinlets with rare small Xstal-lined vugs. No pyrite.	0.25	48
GRM-02	Very qtz-rich bleached granite similar to GRM-01. Has more jarosite & thin qtz veinlets; some local silica flooding.	0.06	17
GRM-03	Similar to GRM-02. Abundant jarosite-stained fractures = 120/70S. AI = 6 to7/10.	0.03	13
GRM-04	Fault zone with 30-45 cm massive qtz vein + <1 % pyrite & Mn oxides. Trends 115/60N. N of fault get Type 2 med-cs grained bleached granite. To S get v cs grained & crumbly Type 1 granite that is mottled.	1.18	220
GRM-05	Very cs grained Type 1 granite with silica flooding & 2 sets of qtz veins up to 2 cm wide.	0.72	143
GRM-06	Similar to GRM-01, except get local coarse pink (?K-spar) phenocrysts. Abundant Mn ox on fractures. Quartz veins up to 5 cm wide.	1.52	312
GRM-07	Very cs grained qtz-rich Type 1 granite similar to GRM-06. AI = 5 to 6/10.	0.12	31
GRM-08	Very cs grained qtz-rich Type 1 granite similar to GRM-06. Abundant Mn oxides.	0.19	24
GRM-09	Same fault zone as seen at GRM-04 with 30-35 cm wide pyrite- bearing qtz vein with rare, small crystal-lined vugs. Vein and fault trend 110/55N. Vein hosted by Type 1 v cs granite crystal-lined vugs. Vein and fault trend 110/55N. Vein hosted by Type 1 v cs granite.	1.65	166
GRM-10	Rusty fault zone with thin pyritic quartz veins. Fault separates Type 1 v cs grained granite to the north	2.95	283
GRM-11	Small 1 m long o/c in floor of pit. Massive pale to grey silica with patches of Xstalline pyrite.	1.03	146
GRM-12	Continuation along open pit face from GRM-10. Highly fractured and silica flooded Type 2 granite. A 10-15 cm wide silica vein with pyrite trending 090/ sub-vertical. Some qtz vein stockwork cutting silicified granite at north end of sample. Stockwork veins up to 1 cm, some with pyrite.	0.28	43

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SAMPLE NUMBER	SAMPLE DESCRIPTION	GOLD (ppm)	SILVER (ppm)
GRM-13	Final pit-face sample taken at NW end of pit. Silicified Type 2 bleached granite with thin qtz vein stockworks.	0.22	36
GRM-14	Very qtz-rich bleached granite similar to GRM-01. Has more jarosite & thin qtz veinlets; some local silica flooding.	0.03	3
GRM-15	Pale grey, med to cs grained sericite-clay-altered Type 2 granite on extreme N side of adit entrance.	0.22	18
GRM-16	Pale grey, med to cs grained sericite-clay-altered Type 2 granite.	2.43	19
GRM-17	Pale grey, med to cs grained sericite-clay-altered Type 2 granite.	2.36	18
GRM-18	Same Type 2 granite as GRM-17 cut by 1 m structure with 15 cm qtz vein. Was not able to sample vein.	0.03	249
GRM-19	Grab sample. Jarosite & Mn ox stained silica flooded Type 2 granite from a 1 m deep pit south of Patenke Mine adit.	0.47	18
GRM-20	Float sample from trench. Rusty silica flooded, sericite-altered Type 2 granite with cs qtz & qtz stringers.	3.89	50
GRM-21	Chip sample across 2 m width. Massive v cs qtz-K-spar intrusive with qtz veins up to 4 cm wide & stockworks.	0.09	12
GRM-22	Dump sample at 15 m deep shaft. Bleached silicified Type 1 type granite with qtz veins & stringers.	0.25	13
GRM-23	Dump sample at 10 m deep shaft. Bleached & silicified Type 2 type granite with K-spar & qtz stringers.	3.08	276

Self-Potential Survey

Ten kilometers of SP (self potential) measurements were recorded at Malone in June 2006 by Jack Skokan, Golden Colorado. The SP method was used at Malone because recent improvements in data collection and reduction can map extremely small changes in sulfide content and alteration, even those that are related to gold veins and their minor wall rock alteration.

The survey experienced problems with several natural conditions. The first was the development of thunderstorms in the early afternoon. These storms created telluric currents (electrical noise) in the earth that were so strong they made it impossible to make reliable measurements. Also, lightening at Malone proved to be a problem for several days because of safety considerations. Low soil moisture (many storms were dry) produced high contact resistance which also slowed the measurement process.

The SP measurements were started in the central part of the property with 30, 50 and 100 meter electrode spacings. This location, between more significant workings to the north and to the south, was to provide background SP measurements across weakly mineralized structures.

The SP mapping program highlighted two promising areas (Figure 10) in the central part of the Malone claims. One is near the “pit” area to the north, and is centered at UTM 372400E, 3604200N (NAD 27 USA Datum). The center of this anomaly is east of the stream and the pit, and lies beneath the rising slope. The second area of importance lies beneath the area identified as the Malone mines on the topo map (732400E, 3603300N).

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Aerial Photograph Survey and Interpretation

Evolving Gold Corp. contracted Cooper Aerial Surveys Company in October 2006 to establish an orthophoto base map over the Malone project area, as well as generate a set of stereopairs for more detailed mapping. A lineament interpretation of the high resolution orthophoto indicates that the existing prospects and some of the highest gold rock chip samples are located on N50°W oriented linear features (Figure 11). In general, there are two parallel 3 km long N50°W linear features, approximately 1.5 km apart. Shorter northeast trending linear features lie between the long northwest linears.

Airborne Magnetic Survey

PRJ-Edcon conducted an airborne magnetic survey in January 2007 over the Malone claim block. This program (Figure 12) shows the same NW trend in more magnetic units, as was observed in the linears of the orthophoto. In general, the north-south trend of prospects coincides with a 1 km wide magnetic low. The magnetic low also coincides with the self-potential high suggesting destruction of magnetite by the development of sulfide minerals. With magnetic highs underlying the Tertiary volcanic rocks it is possible that the granite is not deeply buried below those rocks.

DRILLING

Although three old drill hole collars were found around the Patanke workings, the history and results of those holes are not known and no core was seen.

SAMPLING METHOD AND APPROACH

The Author cannot attest to the sampling methods used, nature or spacing of samples collected, or the quality of the sampling procedures used by Newmont. Evolving Gold Corp. sampling techniques entailed taking either a 20 cm wide rock chip channel or a 50 cm rock chip panel.

SAMPLE PREPARATION, ANALYSES AND SECURITY

Rock samples taken by the author and Evolving Gold were delivered either directly to Skyline Labs or were sent by UPS to ALS Chemex in Reno, Nevada. Samples were processed by either Skyline labs, Tucson, Arizona and ALS Chemex

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in Reno Nevada and Vancouver, BC. Rock samples were crushed and pulverized and dried at 110-to-120°C. They were then crushed with an oscillating jaw crusher until 70% of the material was less than 2 mm in size. The sample was rifle split to obtain a 250 gm sample which was then pulverized using a ring mill until 85% of the sample was less than 75 microns. In the standard fire assay procedure, a 30 gram sample was mixed with litharge (lead oxide) and a number of other fluxes such as sodium carbonate, borax, silica, potassium nitrate and household flour. During heating, complex reactions occur between the sample and flux mixture. The litharge was reduced to molten lead and the silica in the sample was reduced to a borosilicate slag. The lead occurs as tiny droplets which dissolved the precious metals and because of its higher specific gravity sinks to the bottom of the iron mold with the borosilicate slag on top.

The precious metal bearing lead was separated from the slag and then cupellated. The lead button was placed in a magnesia cupel and heated in an oven at 960-to-1000°C. The lead melts and oxidizes, part of it volatilizes off and part is drawn into the cupel by capillary attraction. A certain amount of silver, estimated to be about 2%, was also lost during the volatilization process. After the lead was volatilized, a bead of silver and gold alloy remained. Weighing this bead yields the combined silver and gold content of the fluxed sample. Silver is then dissolved with dilute nitric acid leaving a residual mass which consists of pure gold which can be weighed separately, the silver to be determined by computing the difference. The balances used for these purposes are microbalances capable of weighing to the nearest microgram (one millionth of a gram).

DATA VERIFICATION

Newmont performed 25 check assays on their 225 gold results. The differences were not statistically significant. The assay laboratories used were ALS Chemex and American Assay. Evolving Gold submitted two 4 ppm gold standards in the batch sent to ALS Chemex, one of which was returned with gold below detection limits. This discrepancy was reported to ALS Chemex and they are investigating.

ADJACENT PROPERTIES

There are no known mineral deposits on properties adjacent to the Malone claims that would aid in assessing the economic potential of the Malone property. Even if such a mineral deposit were identified, it would not necessarily be

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indicative of potential mineralization on the property that is the subject of this technical report.

MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing has been undertaken at Malone.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

There is not sufficient information to project a mineral resource at the Malone project.

OTHER RELEVANT DATA AND INFORMATION

None

INTERPRETATION AND CONCLUSIONS

The 80 MAL claims comprising Evolving Gold’s Malone property lies in the Grant County of New Mexico, approximately 17 miles NE of Lordsburg township. Regionally, the claims lie in a zone of northerly trending Basin and Range structures. Extensional rifting during mid and late Tertiary times was accompanied by continental volcanism dominated by rhyolite tuffs and flows.

The geology on the property comprises a package of north striking and east dipping Tertiary volcaniclastics which overlie a highly leucocratic Pre-Cambrian granitoid basement. The basement includes several generations of intrusive granitic rocks that are cut by different sets of brittle planar structures, some of which contain quartz ± feldspar ± pyrite veins up to 2 metres thick. Although some thin chalcedonic veining cuts the Tertiary volcanics, Au-Ag mineralization has only been identified in the Pre-Cambrian granitoids. Precious metal mineralization can occur in the planar quartz veins, as well as in wider quartz stockworks and stringer zones. The latter have bulk mining potential.

The true nature of the volcanic-granite contact is unknown, as is the age of the brittle structures and the gold-silver mineralization. However, the contact is believed to represents a fault zone that controlled the gold-bearing quartz veins. This fault is thought to lie along the western margin of a graben; movement resulted in easterly tilting of the volcanics, accompanied by fault-controlled

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mesothermal and epithermal mineralization that originally cut both the granites and younger volcanics. This suggests that:

(1)	The main granite-volcanic structural contact is steep east dipping.
(2)	The Malone gold-silver mineralization is not related to the granite intrusions but is instead controlled by faults related to graben development.
(3)	Mineralization may be coeval with, or post-date the Tertiary volcanics.

The Malone property hosts Au-Ag-bearing quartz veins, stockworks and stringer zones that mainly formed under mesothermal conditions, although some of the more vuggy veins may have developed in a shallower, possibly deep-level epithermal environment. Assays from more than 200 samples show that some high grade Bonanza-type precious metal mineralization is present. Some of the wider quartz stockwork and stringer zones are enhanced in Au and Ag and may represent bulk tonnage targets. The Au-Ag mineralization is generally not associated with high quantities of base metals, and other pathfinder elements such as Bi, As, Sb or Hg are only present in trace to minor amounts.

RECOMMENDATIONS

Further exploration is recommended for the following reasons:

1.

Widespread past near surface small-scale mining has taken place on the claims. Evidence of this work is seen in numerous shallow pits and short tunnels/adits although little is known about this activity.

2.	Recent grab and chip sampling indicates the local presence of high Au and Ag mineralization in the quartz veins, and enhanced Au and Ag values in some quartz stockwork zones.
3.

A bulk tonnage, granite-hosted related target has been outlined. While additional rock chip sampling may be useful, drill testing of existing known surface gold mineralization is the next logical step in exploration of the Malone property.

This envisions a minimum of six drill sites (Figure 13) and eight 200 meter deep diamond drillholes over a strike length of 1 km.

The following budget is based on a 1600 meter diamond drill contract along the 1 km strike of outcropping gold and silver mineralization. Due to the testing of the latter for bulk mining potential, most of the 800 proposed assay samples (for Au and Ag) would also be from this 1 km long zone. A water truck is budgeted. A few days work with a D7 or equivalent bulldozer are also planned for road

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clearing and drill pads, but this is light work, and it may be possible to use Forest Service equipment to advantage. Estimates are based on a eight week field program.

		$US
Bulldozer
Mobilization and demob.		1,500
Four days work and fuel		3,000

Drilling @ $130 per meter		208,000
Mobilization		15,000
Additives, down-hole losses, moves, etc.		1,600
Field equipment, core boxes, etc.		1,600
Core storage and transport		1,500
Water truck, two months		10,000

Assays,Au,Ag, 41 element ICP, transport		16,000
Wages, senior geologist and helper		21,000
Lodging and food		6,000
4x4 rental, gas, etc.		2,400

Subtotal		287,000
15% contingency		43,000

TOTAL COST ESTIMATE FOR MALONE WORK	$	US 330,000

It should be noted that these estimates are for fieldwork, and do not include costs for office overhead, reports, claim upkeep, option payments or reclamation agreements with the Gila National Forest.

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REFERENCES

Ballman, Donald Lawrence, 1960, Geology of the Knight Peak Area, Grant County, New Mexico, Bulletin 70, State Bureau of Mines and Mineral Resources, New Mexico Institute of Mining & Technology, Campus Station, Socorro, New Mexico, 39 p.

Drewes, H. et al (1985) Geologic Map of the Silver City 1 x 2 degree Quadrangle, New Mexico and Arizona. U.S. Geological Survey Map I-1310C.

Gillerman, E. (1964) Mineral Deposits of Western Grant County, New Mexico: New Mexico Bureau of Mines and Mineral Resources, Bulletin 83.

Hennigh, Q. (2004) Sampling of the Malone District, Grant County, New Mexico. Newmont Mining Company.

Hennigh, Q. (2005) Personal communication.

Hernon, R. (1949) Geology and Ore Deposits, Silver City region, New Mexico, in West Texas Geological Society Guidebook Field Trip No. 3, November 6-9, 1949, p. 4-6.

Mosier, Singer and Berger, 1992, Descriptive Model of Comstock Epithermal Veins, in "Mineral Deposit Models" (USGS Bulletin 1693, D. Cox and D. Singer, editors, 1986), p.150-155.

Paige, S. (1922) Copper Deposits of the Tyrone District, New Mexico U.S. Geological Survey Professional Paper 122.

Ray, J.T. (2005) Geology of the Malone Property, Grant County, New Mexico. Unpublished report for Newmont Mining Company, May 10, 2005, 6 pages.

Richter, D. (1983) Mineral Deposit map of the Silver City 1 x 2-degree Quadrangle, New Mexico and Arizona. U.S. Geological Survey Map I-1310B.

Trauger, F. (1965) Geologic Structure Pattern of Grant County, New Mexico in New Mexico Geological Society, 16th Field Conference, Southwestern New Mexico II.

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DATE

The effective date of this report is February 20th, 2007.

ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

The Malone property is a mineral prospect at a pre-development stage of exploration and no additional requirements are applicable to this technical report on the Malone property.

STATEMENT OF QUALIFICATIONS

Gerald E. Ray, Ph.D., P.Geo.
2243 McNeill Avenue,
Victoria, BC
CANADA V8S 2Y7
Telephone 1 250 592 9562
Fax 1 250 592 9740
Email: geray@shaw.ca

I, Gerald Edwin RAY, P.Geo., P. Eng., do hereby certify that:

1.	I am currently employed as a consultant geologist by: Evolving Gold Corp, Suite 1500, 885 West Georgia St, Vancouver B.C.
2.	I graduated with B.Sc., degree in Geology from the University of Bristol (UK) in 1966 and obtained a Ph.D., from the “Research Center for African Geology” at the Leeds University (UK) in 1970.
3.	I am a member of the Association of Professional Geoscientists of British Columbia (License # 19503) and the Association of Professional Engineers of Saskatchewan (Member No. 2888).
4.	I have worked as a geologist a total of 35 years since my graduation from university.
5.	In May 2006, I spent three days examining the geology of the Malone property area and sampling areas with mineralization and/or alteration. The Malone

Malone Property	February 2007

property in New Mexico, USA, is held by Evolving Gold Corp. Other than wages, I hold no shares or economic benefits supplied by Evolving Gold Corp.
6.

I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am responsible for the preparation of this document titled “Geological Report on the Malone Property, Grant County, New Mexico, USA” dated the February 20th 2007.
8.	I have not had any prior involvement with the property that is the subject of this report.
9.	I am independent of the issuer applying all the tests in section 1.5 of the National Instrument 43-101.
10.	I have read National Instrument 43-101 and Form 42-101FI, and the Technical Report has been prepared in compliance with that instrument and form.
11.

I consent to the filing of the Technical Report with any stock exchange and any other regulatory authority and any publication by them for regulatory purposes, including electronic publication in public company files on their websites accessible by the public.

Dated at Bangkok, Thailand this 20th day of February 2007.

Malone Property	February 2007

Figure 1. Malone Location Map

Malone Property	February 2007

731000 mE
732000 mE
733000 mE
3606000 mN
3605000 mN
3604000 mN
3603000 mN
3602000 mN
MAL 3
MAL 5
MAL 7
MAL 9
MAL 11
MAL 13
MAL 15
MAL 19
MAL 21
MAL 23
MAL 25
MAL 27
MAL 29
MAL 31
MAL 33
MAL 35
MAL 47
MAL 49
MAL 50
MAL 52
MAL 61
MAL 65
MAL 69
MAL 71
MAL 77
MAL 79
Canyon
Prospect

Figure 2. Malone Claim Map. Grant County, New Mexico. Datum: NAD 1927, Zone 12.

Malone Property	February 2007

     Figure 3. Malone Geological Map showing relationship between
Tertiary rhyolite, Precambrian granite, prospects and quartz stockwork zones.

Malone Property	February 2007

Figure 4. Photographs of Quartz Veins and Stringer Zones.

Malone Property	February 2007

Figure 5 Photographs of Brock Ridge.

Malone Property	February 2007

Figure 6. Pit map.

Malone Property	February 2007

731000 mE
732000 mE
733000 mE
3606000 mN
3605000 mN
3604000 mN
3603000 mN
3602000 mN
MAL 1
MAL 2
MAL 37
MAL 38
MAL 3
MAL 4
MAL 39
MAL 40
MAL 5
MAL 6
MAL 41
MAL 42
MAL 7
MAL 8
MAL 43
MAL 44
MAL 9
MAL 10
MAL 45
MAL 46
MAL 11
MAL 12
MAL 47
MAL 48
MAL 13
MAL 14
MAL 49
MAL 50
MAL 15
MAL 16
MAL 51
MAL 52
MAL 17
MAL 18
MAL 53
MAL 54
MAL 19
MAL 20
MAL 55
MAL 56
MAL 21
MAL 22
MAL 57
MAL 58
MAL 23
MAL 24
MAL 59
MAL 60
MAL 25
MAL 26
MAL 61
MAL 62
MAL 27
MAL 28
MAL 63
MAL 64
MAL 29
MAL 30
MAL 65
MAL 66
MAL 31
MAL 32
MAL 67
MAL 68
MAL 33
MAL 34
MAL 69
MAL 70
MAL 35
MAL 36
MAL 71
MAL 72
MAL 73
MAL 74
MAL 75
MAL 76
MAL 77
MAL 78
MAL 79
MAL 80
Canyon
Malone Rock Chip Gold
in ppm
7.4 to 22.3 (7)
2.6 to 7.4 (20)
0.9 to 2.6 (28)
0.2 to 0.9 (70)
0 to 0.2 (120)

Figure 7. Rock Chip Geochemistry: Gold

Malone Property	February 2007

731000 mE
732000 mE
733000 mE
3606000 mN
3605000 mN
3604000 mN
3603000 mN
3602000 mN
Malone Rock Chip Silver
in ppm
403 to 695 (6)
124 to 403 (29)
43 to 124 (28)
12 to 43 (53)
1 to 12 (86)

Figure 8. Rock Chip Geochemistry: Silver

Malone Property	February 2007

731000 mE
732000 mE
733000 mE
3606000 mN
3605000 mN
3604000 mN
3603000 mN
3602000 mN
MAL 1
MAL 2
MAL 3
MAL 4
MAL 5
MAL 6
MAL 7
MAL 8
MAL 9
MAL 10
MAL 11
MAL 12
MAL 13
MAL 14
MAL 15
MAL 16
MAL 17
MAL 18
MAL 19
MAL 20
MAL 21
MAL 22
MAL 23
MAL 24
MAL 25
MAL 26
MAL 27
MAL 28
MAL 29
MAL 30
MAL 31
MAL 32
MAL 33
MAL 34
MAL 35
MAL 36
MAL 37
MAL 38
MAL 39
MAL 40
MAL 41
MAL 42
MAL 43
MAL 44
MAL 45
MAL 46
MAL 47
MAL 48
MAL 49
MAL 50
MAL 51
MAL 52
MAL 53
MAL 54
MAL 55
MAL 56
MAL 57
MAL 58
MAL 59
MAL 60
MAL 61
MAL 62
MAL 63
MAL 64
MAL 65
MAL 66
MAL 67
MAL 68
MAL 69
MAL 70
MAL 71
MAL 72
MAL 73
MAL 74
MAL 75
MAL 76
MAL 77
MAL 78
MAL 79
MAL 80
Canyon
Prospect
Malone Rock Chip Arsenic
in ppm
75 to 149 (18)
43 to 75 (40)
22 to 43 (49)
11 to 22 (65)
1 to 11 (57)

Figure 9. Rock Chip Geochemistry: Arsenic

Malone Property	February 2007

731000 mE
732000 mE
733000 mE
3606000 mN
3605000 mN
3604000 mN
3603000 mN
3602000 mN
MAL 1
MAL 2
MAL 3
MAL 4
MAL 5
MAL 6
MAL 8
MAL 9
MAL 12
MAL 13
MAL 15
MAL 17
MAL 19
MAL 21
MAL 22
MAL 24
MAL 25
MAL 26
MAL 27
MAL 31
MAL 33
MAL 34
MAL 35
MAL 37
MAL 38
MAL 40
MAL 42
MAL 43
MAL 44
MAL 47
MAL 48
MAL 49
MAL 50
MAL 52
MAL 54
MAL 57
MAL 58
MAL 60
MAL 62
MAL 64
MAL 65
MAL 67
MAL 69
MAL 73
MAL 74
MAL 75
MAL 77
MAL 79
MAL 80
Malone Rock Chip Lead
in ppm
3,600 to 10,800 (23)
1,700 to 3,600 (28)
700 to 1,700 (38)
200 to 700 (52)
0 to 200 (90)

Figure 10. Rock Chip Geochemistry: Lead

Malone Property	February 2007

732000 mE
3604000 mN
3602000 mN
MAL 1
MAL 2
MAL 37
MAL 38
MAL 3
MAL 4
MAL 39
MAL 40
MAL 5
MAL 6
MAL 41
MAL 42
MAL 7
MAL 8
MAL 43
MAL 44
MAL 9
MAL 10
MAL 45
MAL 46
MAL 11
MAL 12
MAL 47
MAL 48
MAL 13
MAL 14
MAL 49
MAL 50
MAL 15
MAL 16
MAL 51
MAL 52
MAL 17
MAL 18
MAL 53
MAL 54
MAL 19
MAL 20
MAL 55
MAL 56
MAL 21
MAL 22
MAL 57
MAL 58
MAL 23
MAL 24
MAL 59
MAL 60
MAL 25
MAL 26
MAL 61
MAL 62
MAL 27
MAL 28
MAL 63
MAL 64
MAL 29
MAL 30
MAL 65
MAL 66
MAL 31
MAL 32
MAL 67
MAL 68
MAL 33
MAL 34
MAL 69
MAL 70
MAL 35
MAL 36
MAL 71
MAL 72
MAL 73
MAL 74
MAL 75
MAL 76
MAL 77
MAL 78
MAL 79
MAL 80

Figure 11. Self Potential Survey

Malone Property	February 2007

2506000 mE
2508000 mE
2510000 mE
2512000 mE
570000 m N
568000 m N
566000 m N
564000 m N
562000 m N
560000 m N
558000 m N
MAL 1
MAL 2
MAL 37
MAL 38
MAL 3
MAL 4
MAL 39
MAL 40
MAL 5
MAL 6
MAL 41
MAL 42
MAL 7
MAL 8
MAL 43
MAL 44
MAL 9
MAL 10
MAL 45
MAL 46
MAL 11
MAL 12
MAL 47
MAL 48
MAL 13
MAL 14
MAL 49
MAL 50
MAL 15
MAL 16
MAL 51
MAL 52
MAL 17
MAL 18
MAL 53
MAL 54
MAL 19
MAL 20
MAL 55
MAL 56
MAL 21
MAL 22
MAL 57
MAL 58
MAL 23
MAL 24
MAL 59
MAL 60
MAL 25
MAL 26
MAL 61
MAL 62
MAL 27
MAL 28
MAL 63
MAL 64
MAL 29
MAL 30
MAL 65
MAL 66
MAL 31
MAL 32
MAL 67
MAL 68
MAL 33
MAL 34
MAL 69
MAL 70
MAL 35
MAL 36
MAL 71
MAL 72
MAL 73
MAL 74
MAL 75
MAL 76
MAL 77
MAL 78
MAL 79
MAL 80

Figure 12. Aerial Photographic Survey

Malone Property	February 2007

Figure 13. Airborne Magnetometer Survey and Proposed Drillholes.

Malone Property	February 2007